Confidential Treatment Requested by Celanese Corporation - 7/3/2012

Celanese Corporation has claimed confidential treatment for portions of this letter in accordance with
17 C.F.R. §200.83.

222 W. Las Colinas Blvd.
Suite 900N
Irving, TX 75039
(972) 443-4000

July 3, 2012

Filed as EDGAR Correspondence
Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:    Celanese Corporation
Form 10-K for the Fiscal Year ended December 31, 2011
Filed February 10, 2012
Form 10-Q for the Period Ended March 31, 2012
Filed April 24, 2012
Response dated June 5, 2012
File No. 1-32410

Dear Mr. Decker:
This letter is submitted by Celanese Corporation (“Celanese” or the “Company”) in response to the additional comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) in its letter to Celanese dated June 13, 2012 (the “Comment Letter”), which requested a response from Celanese relating to its Form 10-K for the fiscal year ended December 31, 2011 filed February 10, 2012 and Form 10-Q for the period ended March 31, 2012 filed April 24, 2012.
For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter, with the Staff's comments presented in bold italicized text, each of which is followed by our response.
The Company is requesting confidential treatment pursuant to the SEC's Rule 83 for a portion of its response to Comment 2 through Comment 4, and consequently a portion of the response is redacted from this EDGAR filing.

Form 10-K for the Year Ended December 31, 2011
Financial Statements
Notes to the Financial Statements
Note 25. Segment Information, page 135

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Confidential Treatment Requested by Celanese Corporation - 7/3/2012

1.     We note your response to comments three through eight in our letter dated May 14, 2012. Please help us better understand what financial measures are used to assess performance and allocate resources by your CODM by providing us with all of the financial information provided to your CODM and Board of Directors for the three months ended March 31, 2012 as well as for the year ended December 31, 2011.
Response:
As mutually agreed with the Staff, the Company separately furnished, as supplemental information under Rule 12b-4 of the Securities Exchange Act of 1934, the financial information provided to the Company's Chief Operating Decision Maker ("CODM") and Board of Directors for the three months ended March 31, 2012 and for the year ended December 31, 2011.
The financial measures used by the CODM to assess operating segment performance and allocate operating segment resources are operating profit, variable margin and operating EBITDA (as defined by the Company). The Company has historically disclosed Earnings (loss) from continuing operations before tax in its notes to the consolidated financial statements; however, this financial measure is not used by the Company's CODM as a measure of operating segment performance or in deciding how to allocate operating segment resources. In future filings, the Company will replace Earnings (loss) from continuing operations before tax with Operating profit (loss) in the tabular presentation within the segment footnote. The Company believes operating profit is most consistent with the measurement principles used in the consolidated financial statements.
2.     Given that you previously presented earnings (loss) from continuing operations before tax in your segment note and you discuss gross margin at least on a consolidated basis in your filings, please include both of these financial measures in your analysis for each of the last five fiscal years for your Acetate, Nutrinova, Emulsions and EVA Performance operating segments. Please present the dollar amounts of these financial measures as well as these financial measures as a percentage of total net sales. Please provide this information for each operating segment as well as for the combined reportable segments.
Response:
Earnings (loss) from continuing operations before tax and gross margin (presented both in dollars and as a percentage of net sales) have been included in Appendix A; however, such information has been separated in Appendix A from the measures reported to the Company's CODM for purposes of making decisions about the allocation of operating segment assets and resources and assessing operating segment performance as these measures are not used by the CODM.
The Company has requested confidential treatment for the information contained in Appendix A to this response pursuant to the SEC's Rule 83 and has consequently redacted it from this EDGAR filing. The Company has contemporaneously provided its unredacted response to the Staff.
3.     In order for us to better understand the significance of each operating segment to the combined reportable segment, please expand your analysis in Appendix A to present the dollar amount of each financial measure for each operating segment as well as for the combined reportable segment.
Response:
The Company has expanded Appendix A to present the dollar amounts for each financial measure used by the Company's CODM for those operating segments which are aggregated into either the Consumer Specialties or Industrial Specialties reportable segments, as well as the combined reportable segment.
The Company respectfully believes aggregation of the Acetate Products and Nutrinova operating segments and the Emulsions and EVA Performance Polymers ("EVA") operating segments is the most appropriate presentation and has previously provided quantitative and qualitative analysis to support the Company's presentation. In addition, and equally relevant to this inquiry, the Company continues to believe the individual Nutrinova and EVA operating segments are not significant to the Company's results as demonstrated in Appendix A, aggregation does not skew

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Confidential Treatment Requested by Celanese Corporation - 7/3/2012

trends and neither business individually meets any of the quantitative thresholds in FASB ASC Topic 280-10-50-12.
4.     In looking at operating profit as a percentage of net sales, it appears that the inclusion of the EVA Performance operating segment in the Industrial Specialties reportable segment changed historical trends. For example, from 2009 to 2010, there was a decrease in this percentage for the Emulsions operating segment; however the inclusion of the EVA Performance operating segment resulted in a net increase to operating profit as a percentage of net sales for the Industrial Specialties reportable segment. In a similar manner from 2010 to 2011, there was an increase in operating profit as a percentage of net sales for the Emulsions operating segment; however the inclusion of the EVA Performance operating segment, resulted in a net decrease to operating profit as a percentage of net sales for the Industrial Specialties reportable segment. Please advise.
Response:
The primary financial statistics used by the Company's CODM to evaluate each of its operating segments are variable margin and operating EBITDA. Operating profit is also included in quarterly reporting to the CODM and will be included in the Company's consolidated disclosures; however, due to the inclusion of significant items of income or expense resulting from material events not in the ordinary course of business within operating profit (Other (charges) gains, net as presented in the Company's consolidated statement of operations) comparability is limited, thus operating profit is not a primary measure relied on to run the businesses or make operating decisions.
As disclosed in the Company's 2010 Form 10-K in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, as a result of certain events (i.e., force majeure/ unavoidable accident) in October 2008 and subsequent periodic cessations of production at the Company's EVA facility in Edmonton, Alberta, Canada, the Company recorded $25 million and $10 million of insurance recoveries to Other (charges) gains, net during the years ended December 31, 2010 and 2009, respectively. These insurance recoveries, combined with the volume loss experienced in 2009 due to the force majeure, skew the performance trend for EVA and distort the combined operating profit as a percent of net sales in both 2009 and 2010. Removing the impact of these insurance recoveries in 2010 and 2009 and considering the lost EVA volume in 2009 supports the Company's position that operating profit as a percent of net sales for Industrial Specialties follows the trend of the reportable segment's largest operating segment, Emulsions. The Company views the EVA force majeure as an infrequent event.
For the reasons noted above and as demonstrated in Appendix A, the Company believes the variance in operating profit between 2009 and 2011 for the Industrial Specialties operating segments is temporary and not indicative of a difference in economic characteristics. The Company further believes the financial results of the Emulsions and EVA operating segments have similar future prospects and will converge over a normal business cycle.

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Confidential Treatment Requested by Celanese Corporation - 7/3/2012

* * * *
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
The Company believes that this letter addresses the Staff's comments in the Comment Letter. If you desire further information, please do not hesitate to contact the undersigned by letter or by telephone at (972) 443-4015.
Sincerely,

/s/ STEVEN M. STERIN
Steven M. Sterin
Senior Vice President and
Chief Financial Officer

cc:	Mark C. Rohr
Gjon N. Nivica, Jr.
James R. Peacock III
Brian J. Lane

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Confidential Treatment Requested by Celanese Corporation - 7/3/2012

The Company has requested confidential treatment for the information contained in this Appendix pursuant to the SEC's Rule 83 and has consequently redacted it from the EDGAR filing. The Company contemporaneously provided an unredacted response to the Staff.

Appendix A

[**REDACTED**]

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Confidential Treatment Requested by Celanese Corporation - 7/3/2012

The Company has requested confidential treatment for the information contained in this Appendix pursuant to the SEC's Rule 83 and has consequently redacted it from the EDGAR filing. The Company contemporaneously provided an unredacted response to the Staff.

Appendix A

[**REDACTED**]

Celanese Corporation - 6

Confidential Treatment Requested by Celanese Corporation - 7/3/2012

The Company has requested confidential treatment for the information contained in this Appendix pursuant to the SEC's Rule 83 and has consequently redacted it from the EDGAR filing. The Company contemporaneously provided an unredacted response to the Staff.

Appendix A

[**REDACTED**]

Celanese Corporation - 7

Confidential Treatment Requested by Celanese Corporation - 7/3/2012

The Company has requested confidential treatment for the information contained in this Appendix pursuant to the SEC's Rule 83 and has consequently redacted it from the EDGAR filing. The Company contemporaneously provided an unredacted response to the Staff.

Appendix A

[**REDACTED**]

Celanese Corporation - 8

Confidential Treatment Requested by Celanese Corporation - 7/3/2012

The Company has requested confidential treatment for the information contained in this Appendix pursuant to the SEC's Rule 83 and has consequently redacted it from the EDGAR filing. The Company contemporaneously provided an unredacted response to the Staff.

Appendix A

[**REDACTED**]

Celanese Corporation - 9

Confidential Treatment Requested by Celanese Corporation - 7/3/2012

The Company has requested confidential treatment for the information contained in this Appendix pursuant to the SEC's Rule 83 and has consequently redacted it from the EDGAR filing. The Company contemporaneously provided an unredacted response to the Staff.

Appendix A

[**REDACTED**]

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